FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 19, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces AGM Date and
Nominations for the Company’s Board of Directors

Moscow, Russia – April 19, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the date of the annual general meeting of shareholders and the nominees for the Company’s Board of Directors.

MTS’ Board of Directors (BoD) has set the date for the annual general meeting of shareholders (AGM) for June 21, 2005. The record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends for 2004(1) has been set for May 3, 2005.

The BoD has approved a list of eight nominees for the Company’s seven-seat Board of Directors, which includes two independent candidates Helmut Reuschenbach, Director since 2004, and Sir Peter Middleton GCB. The other candidates are current MTS Board Members:

•      Vladimir Lagutin, General Director, JSC Sistema Telecom;

•      Michael Guenther, Board Member, T-Mobile Worldwide Holding GmbH;

•      Alexey Buyanov, Senior Vice President, AFK Sistema;

•      Fridbert Gerlach, Executive Vice President, T-Mobile International AG & Co. KG;

•      Alexander Goncharuk, General Director, Joint-Stock Company KNC;

•      Vassily Sidorov, President and CEO of MTS.

Other issues entered into the AGM agenda by MTS’ BoD include the election of the Review Commission, approval of the Company’s Auditor and adoption of amendments to MTS’ Charter.

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Biography: Sir Peter Middleton GCB is Chairman of the Camelot Group plc, President of the British Bankers Association, Chairman of the Barclays Group Asia Pacific Advisory Committee, Deputy Chairman of United Utilities, Chairman of Sheffield Urban Regeneration Company (Sheffield One), Chairman of CEDR (Centre for Effective Dispute Resolution) and Chairman of Reyniers & Co.

He is Chancellor of the University of Sheffield, a member of the International Advisory Panel of the Monetary Authority of Singapore, on the Board of the National Institute of Economic and Social Research and a member of the Advisory Boards of Marsh McLennan Companies, Financial Dynamics and Sistema. He was a Board member of Bass PLC from 1992-2001 and General Accident (later CGU) from 1992-1995.

Sir Peter was educated at Sheffield City Grammar School and at Sheffield and Bristol Universities where he studied economics and statistics. He then did two years’ National Service as a lieutenant with the RAPC.

Sir Peter spent nearly 30 years at H M Treasury, working closely with nine chancellors, and was Permanent Secretary from 1983 to 1991.

He chaired a review of the British Film Industry for the Thatcher Government and a review of Civil Justice for the Blair Government.

Sir Peter became Group Chairman of Barclays Bank PLC in April 1999 and retired in August 2004. He joined Barclays in 1991 as Group Deputy Chairman and Executive Chairman of BZW, became Chairman

(1) MTS’ BoD will decide on the recommended size of dividends for 2004 to be approved by the AGM at its meeting in mid May.

of Barclays Capital following the reorganization of BZW in October 1997 and was Group Chief Executive from November 1998 until October 1999.

He is an Honorary Fellow of the London Business School and was a visiting Fellow at Nuffield College, Oxford. He is a member of the Court of the Guild of International Bankers and Fellow of the Institute of Bankers.

Sir Peter includes among his interests mountain walking, music (particularly opera) and most sport, including fishing.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 38.7 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: April 19, 2005